December 1, 2022

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	INFINT Acquisition Corporation
Registration Statement on Form S-4
Filed on September 30, 2022
File No: 333-267662

Dear Mr. Anderegg:

On behalf of INFINT Acquisition Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-4 (File No. 333-267662) (the “Registration Statement”). An electronic version of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 1, is referred to as the “Amended Registration Statement.”

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated November 4, 2022, relating to the Registration Statement. For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold and italics herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Registration Statement

Cover Page

1.	Revise to disclose how you will calculate the number of shares that you will issue in exchange for each Seamless ordinary share here and elsewhere that you discuss the consideration. We note throughout the filing you state that the number of shares will be determined based on a “Payment Spreadsheet.” Provide an illustrative example of the amount of consideration payable based upon the formula that will be used in the Payment Spreadsheet, and discuss the various inputs to the formula. If the amount of shares could fluctuate, please clearly state this and, if you know in which direction the inputs are likely to fluctuate, revise to state as much and project the likely results of such fluctuations. Please also disclose the aggregate amount of the transaction consideration to be paid to holders of Seamless ordinary shares.

Greenberg Traurig, LLP One Vanderbilt Avenue | New York, NY 10027 | T +1 212.801.9200 | F +1 212.801.6400
www.gtlaw.com

Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 2

Response: In response to the Staff’s comment, the Company has revised the cover page and the disclosures on pages 21, 96, and 161 of the Amended Registration Statement to describe how the number of shares that the Company will issue (the “New Seamless ordinary shares”) in exchange for each Seamless ordinary share is calculated. As an illustrative example of the amount of consideration payable based upon the formula that will be used in the Payment Spreadsheet, as defined in the Business Combination Agreement dated August 3, 2022, as amended (the “Business Combination Agreement”), holders of Seamless’ ordinary shares (“Seamless Shareholders”) are expected to receive $400,000,000 (“Seamless Value”) in aggregate consideration in the form of 40,000,000 New Seamless ordinary shares (the “Aggregate Transaction Consideration”), which is equal to the quotient obtained by dividing the Seamless Value by $10.00. The number of New Seamless ordinary shares each Seamless ordinary share will be converted to (the “Conversion Rate”) equals to the quotient obtained by dividing the Aggregate Transaction Consideration by the number of issued and outstanding Seamless ordinary shares at the merger effective time. Given that the Aggregate Transaction Consideration is 40,000,000 New Seamless ordinary shares, based on 58,030,000 Seamless ordinary shares issued and outstanding as of June 30, 2022, the Conversion Ratio would equal to approximately 0.6893. . The only variant to the formula discussed above is the number of Seamless ordinary shares outstanding as of immediately prior to the merger effective time. The Conversion Rate is expected to fluctuate and is negatively related to the number of issued and outstanding Seamless ordinary shares at the merger effective time. Assuming (i) solely for the purpose of illustration, conversion of Seamless’ convertible bonds to ordinary shares of Seamless as of February 28, 2022, (ii) divestures of TNG Asia, FNTI and GEA to its existing shareholders and the related buyback of Seamless ordinary shares, (iii) issuance of all shares and options under the Seamless Incentive Plan, which shares and options have been reserved under the Seamless Incentive Plan and are a part of the Aggregate Consideration, the Conversion Ratio would equal to 0.6547, based on 61,099,282 Seamless ordinary shares expected to be outstanding as of that date. If the number of issued and outstanding Seamless ordinary shares increases at the merger effective time, the Conversion Rate will decrease proportionally. The cover page and pages 21, 96, and 152 of the Amended Registration Statement have been revised to disclose such fluctuations and their likely results and the disclosures on page 97 was further revised to provide an illustrative example of the formula. The cover page and page(s) 21, 96, and 161 of the Amended Registration Statement have also been revised to disclose that the aggregate amount of the transaction consideration to be paid to holders of Seamless ordinary shares will be 40,000,000 New Seamless ordinary shares.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 3

2.	Please revise here to state the percentage of New Seamless ordinary shares that will be held by the INFINT Acquisition public shareholders, the Seamless shareholders (aside from Alexander Kong), the Sponsor, the INFINT officers and directors, and each of EF Hutton and JonesTrading following completion of the business combination. Please indicate separately the percentage of outstanding ordinary shares that Mr. Kong, New Seamless’ chairman and chief executive officer, will own based on no redemptions and maximum redemptions. Please also disclose that Mr. Kong will have substantial influence over New Seamless’ business. Please include similar disclosure throughout the prospectus, and where you present ownership of the “initial shareholders” or the “sponsor and affiliates,” please separately present the ownership of the sponsor from the ownership of the INFINIT officers and directors. Please disclose total potential ownership interest in the combined company, assuming exercise and conversion of all securities, and make similar revisions elsewhere that you present ownership amounts, such as on page 26. Please also tell us whether the potential ownership interests disclosed throughout take into consideration the conversion by Seamless of certain convertible bonds and option deeds that are required as a condition to closing the transaction.

Response: In response to the Staff’s comment, the Company has revised the cover page and the disclosures on page(s) 26-28 of the Amended Registration Statement to disclose the percentage of New Seamless ordinary shares that will be held by the Company’s public shareholders, the Sponsor, each of EF Hutton and JonesTrading, Seamless shareholders (excluding Alexander Kong) and Alexander Kong separately following completion of the Business Combination. The cover page and pages 28 and 87 of the Amended Registration Statement have also been revised to disclose Mr. Kong’s percentage ownership based on maximum redemptions by the Company’s shareholders and to disclose that Mr. Kong will have substantial influence over New Seamless’ business. Page 28 of the Amended Registration Statement has been revised to disclose total potential ownership interest of each of the parties described above in the combined company, assuming exercise and conversion of all securities. In addition, the Company has added disclosures on page 27 to clarify that the Company’s directors and officers have pecuniary interests in the Company’s ordinary shares held by the Sponsor through their ownership interests in the Sponsor. The Company respectfully advises the Staff that the Company’s directors and officers do not hold any shares of the Company directly.

The Company also confirms that the potential ownership interests disclosed throughout the Amended Registration Statement do not take into consideration the conversion by Seamless of certain convertible bonds and option deeds that are required as a condition to closing of the Business Combination and have clarified the disclosures on pages 28 and 238 to indicate the same.

3.	We note here in several places in your filing that you state that initial shareholders have agreed to waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares of INFINT they may hold. Please describe any consideration provided in exchange for this agreement.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 4

Response: In response to the Staff’s comment, the Company respectfully advises that its Sponsor, certain advisor transferees, officers and directors and EF Hutton as a holder of representative shares have entered into a letter agreement with the Company, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and any public shares they may hold in connection with the completion of the Company’s initial business combination. No separate consideration was provided in exchange for the agreement not to exercise their redemption rights. Rather, this agreement was part of the overall terms agreed to by such shareholders in connection with the Business Combination.

What vote is required to approve each proposal..., page 11

4.	Revise to quantify the amount of the vote needed by the INFINT public shareholders to approve each proposal presented.

Response: In response to the Staff’s comment, the Company has revised the disclosures in the Questions and Answers on pages 11 and 12 of the Amended Registration Statement to quantify the amount of the vote needed by the Company’s public shareholders to approve each proposal presented therein.

Does the Sponsor and/or any of the other initial shareholders..., page 12

5.	In each place where you discuss the interests of your sponsor and officers and directors, please include and quantify any loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Please also quantify the deferred underwriting commission that Eric Weinstein will receive upon closing of the Business Combination.

Response: The Company respectfully advises the Staff that the Company’s Sponsor and officers and directors did not have any loans extended or fees due and only had a de minimis amount of $3,936.02 out-of-pocket expenses for which the Sponsor and its affiliates were eligible for reimbursement as of September 30, 2022. In response to the Staff’s comment, the Company has revised the disclosures on pages 13, 69, and 101 of the Amended Registration Statement to clarify that the Company’s Sponsor and officers and directors may have amounts due for reimbursement. The Company also revised the disclosure to indicate the total amount of the deferred underwriting commission that JonesTrading is entitled to receive upon closing of the Business Combination and to clarify that Mr. Weinstein’s compensation as the Managing Director of JonesTrading is not related or based on the consummation of the Business Combination or to the amount of deferred underwriting commission that would be payable to JonesTrading upon the consummation of the Business Combination.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 5

How do I exercise my redemption rights?, page 14

6.	We note your disclosure, “Holders of units must elect to separate the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares.” Please clearly disclose whether redeeming shareholders will be able to retain their warrants.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page(s) 15 of the Amended Registration Statement to discuss redeeming shareholders’ ability to retain their warrants in the Question and Answer titled “If I exercise my redemption rights, would I be able to retain my warrants?”

Summary

Seamless Group Inc., page 20

7.	Please balance your disclosure in the prospectus summary overview by explaining how the structure of Seamless will change after completion of the business combination. In an appropriate place in your prospectus please include structure charts showing the ownership of INFINT and Seamless (including the ownership of the operating subsidiaries of Seamless) prior to the business combination, an intermediate chart showing the reorganization, and a post-business combination chart showing the ownership of each entity. Please also disclose year-over-year revenue and net income/loss and indicate how the restructuring of Seamless will impact your revenue and results of operations going forward. Please also discuss the auditor’s going concern opinion in the summary.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 21 of the Amended Registration Statement to discuss the change in the structure of Seamless in connection with the completion of the Business Combination and to direct investors to additional discussion later in the document which includes the structure charts showing the ownership of Seamless and its direct and indirect subsidiaries before and after the reorganization and after the Business Combination. On behalf of Seamless, the Company notes to the Staff that Seamless’ auditors did not qualify their opinion with respect to the Seamless’ financial statements included in the Amended Registration Statement with respect to Seamless’ status as a going concern.

8.	Seamless’ financial statements indicate that it generated revenue from three countries (Hong Kong, Malaysia, and Indonesia). Please disclose this here and elsewhere that you discuss the geographic reach of Seamless’ current business. Given that it appears Seamless generates revenue from three countries, tell us why you describe Seamless as operating throughout Southeast Asia, and what it means that Tranglo has built an extensive payout network across more than 20 countries. Please also disclose the basis on which Seamless is a leading operator of global money transfer services in Southeast Asia (ex: number of transactions, total value of transactions, etc.).

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 6

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 21 of the Amended Registration Statement to disclose the basis for describing Seamless as operating throughout Southeast Asia, the geographic reach of Seamless’ business, and the basis on which Seamless is one of the leading operators of global money transfer services in Southeast Asia, and to cross-reference other sections of the Amended Registration Statement where similar disclosure has been expanded or added.

Divestitures, page 22

9.	Please explain the exemption from registration relied upon by Seamless for the divestitures of its equity interests in TNG Asia, Future Network Technology Investment, and GEA Holdings Limited.

Response: In response to the Staff’s comment, the Company, on behalf of Seamless, advises the Staff that because Seamless’ divestitures of its equity interests in TNG Asia, Future Network Technology Investment, and GEA Holdings Limited involved a non-U.S. entity transferring securities of non-U.S. entities to non-U.S. entities, the Securities Act of 1933, as amended, does not apply to these transactions.

Risk Factors, page 47

10.	We note that the Amended and Restated Memorandum and Articles of Association identifies the courts of the Cayman Islands as the exclusive forum for certain litigation, including any “derivative action.” Please include clear and prominent disclosure describing the provision and include risk factor disclosure noting that risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Please also disclose any uncertainty about enforceability.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page(s) 131, 135, 136, and 256 of the Amended Registration Statement to describe the exclusive forum provisions under the Amended and Restated Memorandum and Articles of Association, and included on page 76 of the Amended Registration Statement a risk factor relevant to such exclusive forum provisions.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 7

The funding process used by certain customers of Tranglo, page 54

11.	You disclose that the funding process used by certain Tranglo customers relies on cryptocurrency issued by one of your strategic partners, and that if your partner is not allowed to continue to provide their services due to regulatory changes or if it fails to obtain required licenses or comply with applicable regulations, it could impact your business, financial condition and results of operations. Please identify the specific “strategic partner” and the “cryptocurrency.” Please describe here and elsewhere as appropriate which Tranglo customers rely on the funding process which utilizes cryptocurrency (ex: businesses or individuals), and indicate which jurisdictions regulate the cryptocurrency transactions that are part of your remittance operations. Revise the risk factor to disclose the extent of your dependence on this strategic partner, including, to the extent possible, quantifying its contribution to revenues and volume of transactions. Disclose whether you are required to obtain any licenses or comply with applicable regulations in order to use the strategic partners’ cryptocurrency funding services. Also disclose whether you or your strategic partner are aware of any potential regulatory changes that could impact the operations of this partner, and the strategic partners’ ability to comply with applicable regulations or obtain required licenses particularly as it relates to the use of cryptocurrency and the evolving regulatory landscape.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 54 and 207 of the Amended Registration Statement to disclose the strategic partner and cryptocurrency, to quantify the role of them in Tranglo’s operations and to provide additional disclosure regarding the regulatory environment applicable to them.

Changes in the economic, political or social condition..., page 61

12.	We note your risk factor indicating that inflation may adversely affect your business, financial condition and results of operations. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 62 of the Amended Registration Statement to discuss the impact of recent global inflationary pressures.

We conduct money transfer transactions through agents..., page 61

13.	You state in your risk factor heading that you conduct money transfer transactions through agents in some regions that, in a limited number of cases, are subject to certain OFAC restrictions. Please describe, to the extent material, the transactions and the potential for reputational or financial harm to your business and financial condition.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 61 of the Amended Registration Statement to provide context for these risks and, to the extent material and the potential for reputational or financial harm to Seamless’ business and financial condition.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 8

The ability of our subsidiaries in certain countries..., page 64

14.	Please discuss any specific restrictions on the ability of your subsidiaries to distribute dividends to you that have or could materially impact your financial condition.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 64 of the Amended Registration Statement to discuss the specific restrictions on the ability of Seamless’ subsidiaries to distribute dividends.

We may fail to obtain, maintain or renew requisite licenses..., page 66

15.	Please disclose whether you believe that you currently have all material licenses and approvals necessary to conduct your business.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 66 of the Amended Registration Statement to disclose Seamless’ belief that it currently has all material licenses and approvals necessary to conduct its business.

The consummation of the Business Combination is subject to a number of conditions..., page 67

16.	Please revise this risk factor to discuss any material risks that certain conditions to closing, such as the Divestitures, the acquisition of an additional interest in Dynamic Indonesia, or the relocation of the headquarters, may not be able to be completed prior to closing. To the extent that regulatory approval or licenses are needed to complete these conditions to closing, please describe such approvals or licenses, and discuss this elsewhere as appropriate, including the status of such approvals or licenses.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 67 of the Amended Registration Statement to expand the discussion of the risk that the divestitures, the relocation of the headquarters and the conversion of the bonds and deeds may not be able to be completed prior to closing.

Activities taken by INFINT’s shareholders, page 76

17.	Confirm your intent to comply, and revise your disclosure accordingly, with the conditions set forth in the Compliance and Disclosure Interpretation located at Question 166.01 of the Tender Offers and Schedules interpretations.

Response: In response to the Staff’s comment, the Company confirms that it intends to comply with the conditions set forth in the Compliance and Disclosure Interpretation located at Question 166.01 of the Tender Offers and Schedules interpretations and has revised the disclosures on page 76 of the Amended Registration Statement accordingly.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 9

New Seamless may redeem unexpired Public Warrants..., page 84

18.	Please highlight the material differences between the public warrants and the private warrants. Please also clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants, and clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 9 of the Amended Registration Statement to discuss the material differences between the public warrants and the private warrants and to clarify whether recent common stock trading prices exceed the threshold that would allow the Company to redeem public warrants.

New Seamless’ corporate actions will be substantially..., page 87

19.	You disclose that Mr. Kong will beneficially own 40.1% of the issued and outstanding ordinary shares of New Seamless. However, the beneficial ownership table on page 230 indicates that he may own as much as 56.5% depending on the number of redemptions. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 87 of the Amended Registration Statement to clarify the potential ownership of Mr. Kong depending on the number of redemptions.

Proposal 1- The Business Combination Proposal, page 95

20.	Please disclose in detail the purpose of, and the plans to implement, the divestitures, headquarters relocation, and additional ownership in Dynamic Indonesia. Please indicate whether the equity interests in TNG (Asia), Future Network Technology, and GEA Holdings will be transferred to non-affiliates of Seamless, and explain whether Seamless will maintain any relationships with such entities. Please discuss in appropriate places in your prospectus the impact of the divestitures on the continuing operations of New Seamless. We note the disclosure on page 192 indicating that both TNG Asia and GEA are customers of Tranglo. Similarly, please explain the process for Seamless to relocate its headquarters from Hong Kong to another jurisdiction, and indicate whether it is definite that the new headquarters will be in Singapore. Please file any related agreements as exhibits to the registration statement, such as the put option agreement relating to acquisition of the shares of Dynamic Indonesia. Please also disclose the material terms of such agreements, such as the consideration to be paid by Seamless to exercise the put option.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 10

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 97 of the Amended Registration Statement to expand the discussion of the business purposes and implementation of the divestitures, headquarters relocation and acquisition of Dynamic Indonesia, and to file the related agreements as exhibits.

21.	Please revise to indicate that the acquisition of ownership shares in Dynamic Indonesia is also a condition to closing. Please also disclose which third party consents are conditions to closing. Please indicate which conditions to closing may be waived, and by which party.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 97 of the Amended Registration Statement to make clear that the acquisition of Dynamic Indonesia is a condition to closing.

Background of the Business Combination, page 102

22.	Please revise your disclosure in this section to include negotiations and discussions relating to material terms of the transaction including, but not limited to, the required divestitures, headquarter relocation, conversion of certain convertible bonds and option deeds, the control position held by Mr. Kong in New Seamless, the acquisition of an ownership in Dynamic Indonesia, and structuring the business combination to comply with INFINT’s investment mandate. Please ensure that your disclosure explains the reasons for each of these terms as well as the discussions surrounding such terms, the positions of the parties, and how the parties agreed to the final terms.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page(s) 102-105 of the Amended Registration Statement to provide more detail regarding negotiations and discussions relating to materials term of the transactions, including the reasons for each of the terms, discussions surrounding the terms, the positions of the parties and how the parties agreed to the final terms.

23.	Please revise to more clearly identify each person in attendance at each meeting. For example, when you disclose that INFINT or Seamless performed certain tasks or attended certain meetings, please identify the individuals to whom you refer. Similarly, when you say that management held meetings with third-party advisors, please name such advisors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page(s) 102-105 of the Amended Registration Statement to more clearly identify each person and advisor (if any) in attendance at each meeting.

24.	Expand your disclosure to provide additional detail about the other acquisition candidate to whom you sent a draft letter of intent. Please include the details of any negotiations or agreements that took place with this candidate, and the deal economics that resulted in the target deciding not to pursue a business combination with INFINT.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 11

Response: In response to the Staff’s comment, the Company has revised the disclosures on page(s) 103 of the Amended Registration Statement to provide additional detail about, and negotiations with, the other acquisition candidate.

25.	You note that ARC Group introduced Seamless as a potential business combination target to INFINT’s management. Please disclose the connection or relationship between ARC Group and Seamless and the reason that Seamless was interested in the transaction at this time. To the extent that there were any connections or relationships between INFINT and Seamless, please disclose them.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page(s) 103 of the Amended Registration Statement to disclose the relationship between ARC and Seamless and the reasons that Seamless was interested in pursuing the Business Combination. On behalf of Seamless and itself, the Company confirms to the Staff that there were no preexisting connections or relationships between the Company and Seamless.

26.	We note disclosure that ARC is acting as your financial advisor in connection with the business combination and that ARC participated in meetings to discuss valuation. Similarly, you disclose that JonesTrading also assisted in financial analyses to assess the potential valuation. Revise to elaborate upon JonesTrading’s and ARC’s roles as financial advisor and clarify whether ARC or JonesTrading prepared any financial analyses for the Board. If so, revise to summarize the analysis consistent with Item 4(b) of Form S-4 and Item 1015(b)(6) of Regulation M-A. Disclose any fees due to ARC or JonesTrading for such services.

Response: In response to the Staff’s comment, the Company revised the disclosure on pages 104 and 105 to elaborate on JonesTrading’s and ARC’s roles in the transaction. The Company also revised the disclosures on page 104 to disclose the fee due to ARC and to clarify that JonesTrading will not receive any separate fees for their assistance to management of the Company.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 12

The Company respectfully advises the Staff that it does not believe the materials prepared by or with the assistance of JonesTrading or ARC constitute a “report, opinion or appraisal materially relating to the transaction” requiring disclosure of the information specified in Item 4(b) of Form S-4 or Item 1015(b) of Regulation M-A. Neither ARC nor JonesTrading was engaged to provide any report, opinion or appraisal, and neither ARC nor JonesTrading delivered a report, opinion or appraisal as specified in Item 4(b) of Form S-4 or Item 1015(b) of Regulation M-A in connection with the Company’s Board’s consideration of the Business Combination. In this regard, the Company notes that JonesTrading was not formally engaged by the Company to provide advisory services and JonesTrading will not receive a separate fee for its assistance to management of the Company described on pages 104 and 105 of the Amended Registration Statement. With respect to ARC, the scope of the agreed-upon services to be provided by ARC was limited to advisory services in connection with the Business Combination. Due to this limited scope of engagement with ARC and informal advisory efforts of JonesTrading, the Company’s Board and management did not consider any materials prepared by ARC or JonesTrading to be a report, opinion or appraisal, and to the Company’s knowledge neither ARC nor JonesTrading undertook any internal procedures that would have been necessary for it to deliver a report, opinion or appraisal. Rather, these materials were based on information that was publicly available or supplied by the Company or Seamless, were provided to facilitate discussions between the parties and constituted only one source of information, among others, considered by the Company’s Board in connection with the Business Combination. As such, the Company believes the materials did not constitute a report, opinion or appraisal materially related to the Business Combination. The materials prepared by or with the assistance of ARC and Jones Trading for the benefit of management’s further review and presentation of its views are referred to in the Amended Registration Statement simply to provide shareholders with a full and complete description of the Company’s Board’s robust and deliberative process and the information and advice received by the Company’s management and the Company’s Board and not because the Company considers such information to be material. Based on the foregoing, the Company respectfully submits that no further disclosure is required by Item 4(b) of Form S-4 or Item 1015(b) of Regulation M-A with respect to ARC or JonesTrading. In light of the Staff’s comment, the Company has revised the disclosures on pages 104 and 105 of the Amended Registration Statement to further clarify the advisory nature of ARC’s and JonesTrading’ services to the Company and to provide further detail regarding the materials prepared for the Company’s management by or with the assistance of ARC and JonesTrading.

27.	Throughout this section you list the topics discussed among the parties, but do not indicate what was discussed about the topics, the positions of the parties, any relevant negotiations, or how the parties agreed on the final terms. Please revise accordingly. As an example only, you disclose that INFINT management held an internal discussion to evaluate Seamless’ business based on information provided by the target company to establish Seamless as a target candidate, but you do not disclose what was discussed or how the business information established Seamless as a target candidate. Similarly, you list various terms discussed between June 7, 2022 and August 3, 2022, but do not explain the negotiation of such terms and how the final terms were agreed upon.

Response: In response to the Staff’s comment, the Company revised the disclosures on pages 102-105 of the Amended Registration Statement to further enhance the disclosure regarding the topics discussed among the parties, the position of the parties, relevant negotiations and how the parties agreed on the final terms.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 13

28.	You state that INFINT conducted a financial analysis which resulted in a proposed valuation of $400 million, which appears to be the final amount the parties settled upon in the Merger Agreement. Please revise to discuss in greater detail the financial analysis and how it resulted in a valuation of $400 million, and the specific negotiations that resulted in this amount. If no other valuation amount was considered by the Board, specifically state as much.

Response: In response to the Staff’s comment, the Company revised the disclosures on page 104 of the Amended Registration Statement to provide greater detail regarding the $400 million valuation and the specific negotiations that resulted in this amount.

29.	Please disclose discussions relating to any approvals or licenses necessary to restructure and operate the Seamless business, including consideration of caps on foreign investment in the jurisdictions in which Seamless operates. For example, we note the disclosure on page 59 stating that direct and indirect foreign investment in e-money businesses is capped at 49%. Please explain how Seamless is able to acquire an indirect interest of 79% in WalletKu, and whether this could trigger the need for another equity holder in WalletKu to acquire a majority share.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 186 of the Amended Registration Statement to clarify, on behalf of Seamless, that Seamless does not believe the e-money restrictions apply to WalletKu’s business as currently conducted as WalletKu does not issue e-money but instead, as disclosed in “Seamless’ Business – Regulation – Regulation in Particular to Indonesia – Regulations on Foreign Investment”, WalletKu partners with PT E2Pay Global Utama to provide those services.

30.	Please disclose any discussions about continuing employment or involvement for any persons affiliated with INFINT before the merger and any formal or informal commitment to retain the financial advisors after the merger. In particular, please discuss the retention of Alexander Edgarov and Eric Weinstein as directors of New Seamless. Please also disclose any consideration of the potential conflict presented by Mr. Weinstein’s role as the Managing Director of JonesTrading, and why Mr. Weinstein became managing director on July 1, 2022, well after JonesTrading’s participation in INFINIT’s IPO and role as financial advisor in the business combination transaction.

Response: In response to the Staff’s comment, the Company revised the disclosures on page 104 of the Amended Registration Statement to disclose discussions regarding retention of Alexander Edgarov and Eric Weinstein as directors of New Seamless. The Company advises the Staff that there were no discussions or formal or informal commitment to retain any financial advisors after the merger. On behalf of Mr. Weinstein, the Company advises the Staff that the timing of Mr. Weinstein’s employment with JonesTrading is not related to JonesTrading’s participation in the Company’s IPO or role as financial advisor in the Business Combination and relates solely to Mr. Weinstein’s career aspirations and JonesTrading’s hiring needs in the investment management space. The Company has revised the disclosure on pages 107 and 108 of the Amended Registration Statement to clarify that the Company’s Board reviewed and had taken into consideration interests of various related parties in the transaction, which may be different than those of the Company’s shareholders, including Mr. Weinstein’s position as a Managing Director at JonesTrading, when approving the business combination.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 14

The INFINT Board’s Recommendation and Reasons for the Approval of the Business Combination, page 105

31.	Please clarify how the board considered the material interests in the transaction held by the sponsor and the company’s officers and directors in negotiating and recommending the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page(s) 105-108 of the Amended Registration Statement to clarify how the Board considered the material interests in the transaction held by the Sponsor and the Company’s officers and directors in negotiating and recommending the Business Combination.

32.	You disclose that the INFINT Board determined that the valuation analysis supported the equity valuation of Seamless based on materials and estimated financial information as well as valuation multiples based on comparable public company analyses. Please explain what estimated financial information was reviewed by the Board, whether such information involved projections, and disclose the specific estimated financial information. Please also disclose the comparable companies considered, how such companies were selected, the financial and market data information for such comparable companies, and how the valuation multiples were calculated, and disclose the underlying data used to determine that Seamless had a favorable EBITDA as compared to its peer entities. Explain who prepared these materials.

Response: In response to the Staff’s comment, the Company revised on pages 108-110 to provide disclosure regarding financial analysis performed by the Company’s management and the Board.

33.	Please describe what about Seamless’ prospects and significant contracts was considered by the INFINT Board and how this supported the Board’s approval of the business combination.

Response: In response to the Staff’s comment, the Company revised disclosure on pages 31, 32 and 106 to describe Seamless’ prospects and significant contracts considered by the Company’s Board and how this supported the Board’s approval of the Business Combination.

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Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 15

U.S. Federal Income Tax Considerations, page 109

34.	Please revise to provide a discussion of the material federal tax consequences of the transaction to the holders of Seamless’ securities and provide a tax opinion, as necessary. Please refer to Item 601(b)(8) of Regulation S-K and Item 21(a) of Form S-4.

Response: In response to the Staff’s comments, the Company, on behalf of Seamless, clarifies for the Staff that because the Amended Registration Statement does not register the issuance of the Company’s securities to the holders of Seamless’ securities, Item 21(a) of Form S-4 and Item 601(b)(8) of Regulation S-K do not require a discussion of the material federal tax consequences of the transaction to the holders of Seamless’ securities or the related tax opinion.

Proposal 2 - The Articles Amendment Proposal, page 121

35.	Please provide us with your analysis as to why you are not required to unbundle certain Material changes to the New Seamless Charter and provide stockholders with a separate vote regarding these material changes. For example, it appears that Section 50 of the New Seamless Charter includes an exclusive forum provision. Refer to Question 201.01 of the Division’s Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations. Please also include all material changes in the Comparison of Corporate Governance and Shareholder Rights table beginning on page 239. We note, for example, that the exclusive forum provision is not discussed.

Response: In response to the Staff’s comments, the Company has revised the Amended Registration Statement to include certain Advisory Governance Proposals that unbundle and discuss material changes to the proposed amended and restated memorandum and articles of association of New Seamless (the “Proposed MMA”), including a sub-proposal to address the exclusive forum provisions under the Proposed MMA. Pages 248-256 of the Amended Registration Statement are revised to discuss all material changes, including changes regarding the exclusive forum provisions, pursuant to the Proposed MMA under the section entitled “Comparison of Corporate Governance and Shareholder Rights.”

Pro Forma Condensed Combined Statements of Operations, page 137

36.	Please revise to disclose the historical basic and diluted per share amounts and weighted average number of shares outstanding for Seamless and INFINT. Refer to Rule 11-02(a)(9) of Regulation S-X.

Response: In response to the Staff’s comments, the Company has added disclosures on pages 138, 141-152 of the Amended Registration Statement. The historical basic and diluted per share amounts and weighted average number of shares outstanding for Seamless and the Company have been added to the pro forma condensed combined statements of operations for 2021 and for the interim period.

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Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 16

Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 140

37.	Refer to adjustment D. Please disclose if the bondholder’s are converting pursuant to the original terms in the agreements and the conversion price and the number of shares on which the aggregate consideration to be delivered upon conversion is determined.

Response: In response to the Staff’s comments, the Company has revised the disclosures on pages 147 of the Amended Registration Statement. The convertible bonds are convertible into shares of Seamless in accordance with an Amended and Restated Convertible Bond Instrument dated September 14, 2021 and are not directly convertible into shares of the Company. Once converted into shares of Seamless, the bondholders will have the right to receive, in accordance with the terms of the Business Combination Agreement and the Payment Spreadsheet (as defined in the Business Combination Agreement), the number of New Seamless ordinary shares set forth in the Payment Spreadsheet. Thus, the shares held by the bondholders convert into the Company’s shares in a proportion consistent with those of the other equity-holders of Seamless who will receive shares of the Company upon the closing of the Business Combination.

38.	Please revise your presentation of adjustments G - M to show the specific accounts that are increased and decreased for each adjustment in the pro forma balance sheet. In this regard, it is not clear what accounts adjustments J - M are affecting in your pro forma balance sheet and that each adjustment sums to zero.

Response: In response to the Staff’s comments, the Company has revised the disclosures on page 148 of the Amended Registration Statement. Presentation has been revised for adjustments G - M to clearly show the specific accounts that are increased and decreased for each adjustment in the pro forma balance sheet.

39.	Refer to adjustment O endnote (2). Please disclose the exchange ratio in the merger agreement in which you arrived at the 40 million shares outstanding for existing Seamless shareholders under the two redemption scenarios from the approximately 58 million shares outstanding as of June 30, 2022 disclosed in the historical financial statements.

Response: In response to the Staff’s comments, the Company has revised the disclosures on pages 150 of the Amended Registration Statement. The calculation of the 40 million shares has been added to adjustment O endnote (2), which now states, “the number of shares of New Seamless was determined by dividing Seamless’ Company Value (as defined in the Business Combination Agreement) of $400,000,000 by the Company’s share price of approximately $10.00 per share, resulting in 40,000,000 shares.”

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Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 17

Note 3. Adjustment to Unaudited Pro Forma Condensed Combined Statements of Operations, page 142

40.	Please revise adjustments bb and cc to separately present amounts related to each transaction. Similarly revise Notes 2B and 2C. Refer to Rule 11-02(b)(4)(i) of Regulation S-X.

Response: In response to the Staff’s comments, the Company has revised the disclosures on pages 146 and 147 of the Amended Registration Statement. Notes 2B and 2C to the pro forma balance sheet have been revised to separately present amounts for each of the three transactions. The Company did not add columns to the pro forma balance sheet itself because the addition of three more columns would make it difficult to read the pro forma balance sheet. Instead, the information related to the three transactions is separately presented in Note 2B, and the “Total Adjustments” column in the Note is cross-referenced to the column in the pro forma balance sheet itself.

The adjustments on the pro forma statements of operations (formerly adjustments bb and cc) have been revised to separately present amounts for each of the three transactions. The Company did not add columns to the pro forma statements of operations themselves because the addition of three more columns would make it difficult to read the pro forma statements of operations. Instead, the information related to the three transactions is separately presented in adjustments aa and hh, and the “Total Adjustments” column in each adjustment note is cross-referenced to the column in the related pro forma statement of operations.

Furthermore, the adjustments on the pro forma statements of operations have been revised to be presented separately for each accounting period being presented. The interim period now includes adjustments aa through gg, and the annual period now includes adjustments hh through pp. Adjustment rr relates to both periods and is clearly labeled as such.

Note 4 - Nonrecurring Items, page 143

41.	Reference is made to your disclosure of the non-recurring transaction costs included in the statements of operations for the six months ended June 30, 2022. Please confirm these expenses are reflected in your pro forma statement of operations for the year ended December 31, 2021 and tell us your consideration of removing these expenses from the pro forma statement of operations for the six months ended June 30, 2022.

Response: In response to the Staff’s comments, the Company has revised the disclosures on pages 150-152 of the Amended Registration Statement. Based on our interpretation of the SEC guidance, no historical transaction costs incurred have been removed from the pro forma statement of operations for the interim period. Rather, in accordance with Reg. S-X, Rule 11-02(a)(11), which states that “The accompanying explanatory notes must disclose: (i) Revenues, expenses, gains and losses and related tax effects which will not recur in the income of the registrant beyond 12 months after the transaction.,” the transaction costs that are included in the historical statement of operations for the interim period, with a combined total of $2,888,688, have been disclosed for informational purposes in Note 4 as “not expected to recur in the income of the combined company beyond 12 months after the Business Combination.”

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Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 18

With respect to adjustments made to the statement of operations for the year ended December 31, 2021, the Company has complied with Reg. S-X, Rule 11-02(a)(6)(i)(B), which states that the pro forma condensed statements of comprehensive income must include pro forma adjustments as follow:

“Adjustments that depict in the pro forma condensed statements of comprehensive income the effects of the pro forma balance sheet adjustments in paragraph (a)(6)(i)(A) of this section assuming those adjustments were made as of the beginning of the fiscal year presented…”

The Company has included adjustments “oo” and “pp” to the year ended December 31, 2021 to reflect those additional estimated transaction costs totaling $3,765,498 that have not yet been incurred, but are expected to be incurred prior to the closing of the Business Combination, as if those costs were incurred as of January 1, 2021, with a statement in adjustments “oo” and “qq’ that “such transaction costs are not expected to recur in the income of the Combined Company beyond 12 months after the Business Combination.”

INFINT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 153

42.	Please revise to discuss results of operations for fiscal 2021.

Response: In response to the Staff’s comment, the Company has revised page(s) 162-164 of the Amended Registration Statement to discuss results of operations for fiscal 2021.

Strong Strategic Partnership Network, page 171

43.	Please tell us whether the on-demand liquidity remittance services you offer are available in the United States or to U.S. persons. Please also tell us whether the cryptocurrency used by Ripple during the remittance transaction is offered or sold in the United States or to U.S. persons. If not, please describe any restrictions or procedures implemented by you or RippleNet to prevent the use of cryptocurrency in the United States or to U.S. persons, and specifically address any steps you take to ensure that persons in the United States or U.S. persons cannot circumvent such restrictions. Please add risk factor disclosure addressing the risks of such restrictions and procedures, including the risk of U.S. persons or persons in the United States bypassing such restrictions.

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Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 19

Response: In response to the Staff’s comment, the Company confirms, on behalf of Seamless, that the on-demand liquidity (ODL) remittance services offered by Tranglo are not available in the United States or to U.S. persons. Tranglo has adopted stringent know-your-customer processes and procedures which insure that its customers, which are businesses, are not U.S. persons. Tranglo’s internal risk control team and processes, which are supervised by Tranglo’s senior management and board of directors, monitor compliance with these restrictions. Accordingly, Seamless believes the risk of access of ODL services by U.S. persons is limited. The Amended Registration Statement has been revised on page 54 to discuss such processes and note the potential for regulatory issues if such access were to occur.

Licenses, page 176

44.	In the chart on page 178, please indicate which licenses have been issued and which you have applied for. Please also indicate the expiration or renewal date for any of your material licenses, and disclose whether you are in material compliance with the requirements of such licenses.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 187 of the Amended Registration Statement to clarify that all of the licenses have been issued, to disclose the relevant expiration or renewal dates and to confirm that Seamless believes it is in material compliance with the requirements of such licenses.

Regulation, page 185

45.	We note your discussion of your strategic partnership with Ripple and the use of Ripple’s on-demand liquidity which involves the use of cryptocurrency. Please provide a discussion of any applicable regulations in the jurisdictions in which you operate relating to the use of cryptocurrency in your remittance business.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 186 and 194 of the Amended Registration Statement, to clarify that Seamless’ business is structured so as to not require Seamless to comply with the currently applicable cryptocurrency regulations in the jurisdictions in which it operates.

46.	Please clarify your disclosure on page 186 stating that “WalletKu does not believe the maximum provision for foreign entities is not applicable for WalletKu’s current business.” To the extent you mean to say that WalletKu believes such provision is not applicable, please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 195 of the Amended Registration Statement to correct the disclosure.

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Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 20

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Seamless, page 191

47.	In an appropriate place in your MD&A, please explain why you disposed of a controlling interest in WalletKu and then in June 2022, you reacquired a controlling interest in it.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 201 of the Amended Registration Statement to explain the disposition and subsequent reacquisition of a controlling interest in WalletKu.

48.	You disclose that Tranglo serves mostly banks and financial institutions, while TNG Asia services individuals, including overseas workers staying in Hong Kong. Please disclose in an appropriate place in your prospectus whether your business will continue to service individuals following the divestiture of TNG Asia and GEA, and how you anticipate that this will impact your future results of operations, if at all.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 201 of the Amended Registration Statement to make clear that immediately following the divestiture of TNG Asia and GEA, Tranglo will not service individuals, but that Seamless may pursue opportunities for business-to-consumer services in the future.

Tranglo Remittance Business Analysis, page 193

49.	We note you disclose Total Processing Value (TPV), Overall Transaction Fees Take Rate, Overall Forex Gains Take Rate and Payout Agency Rate metrics. Please revise your disclosures to include or clarify the following information:

● How the measures are calculated, including any estimates or assumptions underlying the metrics or its calculations;

● The reasons why the metrics provide useful information to investors; and

● How management uses the metrics in managing or monitoring the performance of the business.

Refer to SEC Release No. 33-10751.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 202 of the Amended Registration Statement to define the relevant terms, and to explain how management uses the metrics in managing the business and their relevance to investors.

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Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 21

50.	You disclose that Tranglo’s integration with RippleNet and the use of on-demand liquidity has further pushed down fees as Tranglo has to offer lower transaction fees and currency conversion fees for clients using ODL, which has contributed to a decrease in total revenue. We also note that total ODL transactions have increased, from 1.47% of the total processing value for the year ended December 31, 2021, compared to 16.9% for the six months ended June 30, 2022, while Tranglo’s average transaction fee take rate and average Forex gain take rate have dropped during the same period. Please revise to add a risk factor discussing the increasing use of ODL by your customers and the potential impact on your future financial condition and results of operations.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 54 of the Amended Registration Statement to add a risk factor disclosure regarding the impact of increasing use of ODL on the Company’s business, financial condition and results of operations.

Seamless’ partner network, page 198

51.	We note your disclosure, “Ripple is the important strategic partner of Seamless, and Tranglo has been integrated with RippleNet since September 2021.” Please expand your disclosure to explain specifically how Ripple is important to Seamless’ business and describe and quantify, to the extent possible, the actual impact on your performance and revenues from this strategic partnership. Please also expand on your disclosure that Tranglo plans to leverage the market network of Ripple to expand its business reach to the Middle East, American and European countries. Please discuss the anticipated timeline for such an expansion, and clarify whether American countries includes the United States.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 207 of the Amended Registration Statement to expand disclosure regarding Seamless’ relationship with Ripple, its role in Seamless’ future expansion and the timeline and extent thereof.

Critical Accounting Policies and Estimates, page 209

52.	Please tell us your consideration of including your goodwill impairment testing as a critical accounting policy. If included, please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. If a reporting unit is at risk of failing, you should disclose:

● the percentage by which fair value exceeded carrying value at the date of the most recent test;

● the amount of goodwill allocated to the reporting unit;

● a detailed description of the methods and key assumptions used and how the key assumptions were determined;

● a discussion of the degree of uncertainty associated with the assumptions; and

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Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 22

● a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company, on behalf of Seamless, respectfully advises the Staff that the goodwill carried on Seamless’ balance sheet is primarily derived from the acquisition of Tranglo in 2019. Since that date, Tranglo has recorded increased net profits for the years ended December 31, 2020 and 2021. Accordingly, Seamless considers that the fair value of the goodwill would be substantially higher than the carrying value for Tranglo. Therefore, Seamless does not consider goodwill impairment test a critical accounting policy.

Results of Operations, page 211

53.	Please revise to discuss other expenses and income tax expenses.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 222 of the Amended Registration Statement to expand disclosures regarding other expenses and income tax expense.

Contractual Obligations, page 216

54.	Please tell us your consideration of including convertible bonds and borrowings in your tables.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 225-226 of the Amended Registration Statement to include the convertible bonds and borrowings in the contractual obligations tables.

Certain Relationships and Related Party Transactions, page 231

55.	We note that Seamless entered into a Deed of Guarantee with Ripple Labs Singapore Pte. Ltd pursuant to which Seamless will be a guarantor of Ripple Labs Singapore in connection with a Master XRP Commitment to Sell Agreement between Ripple and GEA Limited. Please revise your disclosure to explain the continued significance of the Deed of Guarantee and the Commitment to Sell Agreement, particularly in light of the expected divestiture of GEA. If the agreement will continue to have significance to you after the business combination, explain how and disclose the terms of such agreements.

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Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 23

Response: In response to the Staff’s comment, the Company, on behalf of Seamless, respectfully advises the Staff that Deed of Guarantee is not expected to be material to the Company following the Business Combination. Pursuant to the Deed of Guarantee, Seamless guaranteed repayment of any outstanding indebtedness under a $5 million facility line extended by Ripple to GEA. In connection with the divestiture of GEA by Seamless prior to the Business Combination, the guarantee will sunset 6 months after the date of divestiture. As the time frame involved is short and the risk of default is deemed minimal, the impact on Seamless is expected to be minimal.

Audited Consolidated Financial Statements of Seamless Group, Inc. and Subsidiaries 2. Summary of significant accounting policies (b) Going concern, page F-40

56.	We note your disclosure that an estimated $200 million is expected to be raised as part of the merger transaction. Please revise your disclosure to discuss potential redemptions.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page(s) F-40 of the Amended Registration Statement to clarify that the amount of funding available to Seamless following the Business Combination may vary in accordance with redemptions.

(s) Fair value of financial instruments, page F-44

57.	Please disclose the fair value and measurement level of borrowing and convertible bonds

Response: In response to the Staff’s comment, the Company has revised the disclosures in Note 10 on page F-53 and Note 13 on page F-56 of the Amended Registration Statement to disclose the fair value and measurement level of borrowing and convertible bonds.

(t) Revenue Recognition, page F-45

58.	Reference is made to pages 171 and 172 where you discuss how Ripple’s on-demand liquidity works with Tranglo. Please tell us if you take custody of XRP and if so, for how long. To the extent applicable, please tell us how you account for the XRP.

Response: In response to the Staff’s comment, the Company, on behalf of Seamless, respectfully advises the Staff that Tranglo takes custody of XRP only momentarily. Upon receipt of a customer’s XRP in Tranglo’s account, the XRP is immediately and automatically liquidated into fiat currencies through a programmatic liquidation arrangement with the cryptocurrency exchange. As a result, Tranglo holds no XRP at the end of each day and therefore no XRP is reflected on Tranglo’s balance sheet. Once a customer’s XRP is liquidated into fiat currencies, the funds are recognized as a receipt from the customer on Tranglo’s balance sheet in the U.S. dollar equivalent amount.

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Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 24

(aa) Segments, page F-46

59.	Please disclose the factors used to identify your reportable segments and the types of products and services from which each derives it revenues. In this regard, we note your disclosure in Note 17 is presented based on Remittance services, Sales of Airtime and Other services; however, Management’s Discussion and Analysis of Financial Condition and Results of Operations of Seamless focuses on the subsidiary level (i.e., Tranglo, TNG Asia, GEA and WalletKu). Refer to ASC 280-10-50-21.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 200 of the Amended Registration Statement to expand the discussion of the Management’s Discussion and Analysis of Financial Condition and Results of Operations to better explain the alignment between the discussion therein and the presentation in the financial statements. In addition, Note 2 on page F-46 has been updated to disclose the factors used to identify the reportable segments.

9. Leases, page F-51

60.	Reference is made to the tables on page F-52. Please explain to us why operating lease costs are significantly greater than payments for operating lease liabilities.

Response: In response to the Staff’s comment, the Company, on behalf of Seamless, respectfully advises the Staff that the operating lease costs include both amounts incurred for short term leases and right-of-use amortization, while payments for operating lease liabilities only include the payments for rental contracts that have been capitalized.

13. Convertible Bonds, page F-58

61.	Please disclose the conversion price and the number of shares on which the aggregate consideration to be delivered upon conversion is determined for Bonds B and C. Also tell us why Bond B is classified as a long-term liability rather than a current liability. Refer to ASC 470-20-50-5b. Finally, provide disclosure pursuant to ASC 260-10-50-1c for your convertible bonds.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page F-55 of the Amended Registration Statement to disclose the conversion price and the number of shares.

16. Income tax, page F-58

62.	Reference is made to the reconciliation on page F-59. Please explain to us the nature of the “Deferred tax assets not recognized during the financial year” and “Utilization of deferred tax assets previously not recognized” line items. If applicable, reconcile these line items to the change in your valuation allowance.

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Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 25

Response: In response to the Staff’s comment, the Company has revised the disclosures on page F-59 of the Amended Registration Statement to clarify the presentation of these items and reconcile them in a single line item for the change in valuation allowance.

17. Segments, page F-60

63.	Please disclose total expenditures for additions to long-lived assets for each reportable segment. Refer to ASC 280-10-50-25b.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page(s) F-60 of the Amended Registration Statement to add a table disclosing expenditures for additions to long-lived assets other than goodwill and acquired intangible assets by reportable segment.

18. Deconsolidation of Dynamic Indonesia Holdings Limited, page F-62

64.	Please tell us where the US$1 million of consideration is presented in your statement of cash flow and you basis in GAAP for such presentation. In addition, tell us if the deconsolidation impacted your non-controlling interests. In this regard, it appears you owned 100% prior to disposal of the equity interest.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page F-62 of the Amended Registration Statement to cross-reference the presentation of the consideration in the statement of cash flows and to clarify the treatment of the non-controlling interest.

Schedule 1, page F-64

65.	We note your presentation of condensed financial information of the Company. Please tell us your consideration of providing disclosure pursuant to Rule 4-08(e)(3) of Regulation S-X.

Response: In response to the Staff’s comment, the Company, on behalf of Seamless, respectfully advises the Staff that the condensed financial information of Seamless Group Inc. serves as an additional information for investors to better understand the financial condition and results of operations of the parent company.

Condensed Consolidated Balance Sheet (unaudited), page F-68

66.	The amount presented here does not appear to sum to the total current liabilities amount of $125,715,900 as of June 30, 2022. Please clarify or revise.

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Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 26

Response: In response to the Staff’s comment, the Company has revised the disclosures on page F-68 of the Amended Registration Statement to correct the disclosure.

67.	Please tell us if you adopted ASU 2020-06 on January 1, 2022 and if so, the impact it had on your accounting for convertible bonds.

Response: In response to the Staff’s comment, the Company, on behalf of Seamless, respectfully advises the Staff that as it expects to be a smaller reporting company upon becoming a U.S. listed company, Seamless is not required to adopt ASU 2020-06 as of January 1, 2022, and has not done so.

Notes to the Condensed Consolidated Financial Statements (Unaudited) 1. Organization and business, page F-72

68.	Reference is made to the three principal subsidiaries for which you indirectly own 41%. Please explain why these subsidiaries are consolidated.

Response: In response to the Staff’s comment, the Company, on behalf of Seamless, respectfully advises the Staff that Seamless had 100% control of WalletKu during fiscal year 2020 and thereafter until March 9, 2021, when 51% of Dynamic Investment Holdings Limited (the top level holding company of WalletKu) was purchased by a third party, Noble Tack International Limited. As a result, the WalleKu sub-group has been accounted for under the equity method from the date of the sale to Noble Tech through June 2, 2022, when its share ownership in Dynamic Investment Holdings Limited increased to 51%. Although that ownership percentage resulted in only a 41% indirect ownership in the three subsidiaries, these were consolidated from June 2, 2022 through June 30, 2022 because Seamless held three of the five seats on the board of directors of Dynamic Investment Holdings Limited from that date and therefore controlled the operations of the subsidiaries. For more details of the holding structure before and after the transfer, please refer to the following ownership structure charts:

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Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 27

General

69.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your disclosure related to dilution.

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Securities and Exchange Commission Office of Trade and Services Division of Corporation Finance December 1, 2022 Page 28

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 28 of the Amended Registration Statement to disclose the effective underwriting fee on a percentage basis for shares at each redemption level.

70.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully advises the Staff that the Company’s Sponsor, INFINT Capital LLC, is a Delaware limited liability company. Alexander Edgarov, the Company’s CEO and the sole managing member of the Sponsor, is a U.S. person. All of the Company’s officers and directors, except for one director, are U.S. persons. Non-U.S. persons hold a majority economic interest in the Sponsor. Except as disclosed above, the Sponsor is not controlled by and has no other substantial ties with a non-U.S. person. Seamless is a non U.S. business as it is a Cayman Islands exempted company that is headquartered in Singapore and is controlled by and has substantial ties with non-U.S. persons.

In response to the Staff’s comment, the Company has revised the disclosures on page 81 of the Amended Registration Statement to include risk factor titled “If INFINT is deemed a “foreign person” under the regulations relating to CFIUS, its failure to obtain any required approvals within the requisite time period may require us to liquidate.”

71.	Please tell us, with a view to disclosure, whether you have received notice from ARC or JonesTrading about ceasing involvement in your transaction and how that may impact your deal.

Response: In response to the Staff’s comments, the Company hereby confirms that it has not received notice from ARC or JonesTrading about ceasing involvement in the transaction.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 801-6928.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Yuta N. Delarck
Yuta N. Delarck, Esq.

cc:	Alexander Edgarov, Chief Executive Officer, INFINT Acquisition Corporation

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